Results of Special Meeting of Shareholders

The Funds held a special meeting of shareholders on August 17, 2009, relating to the election of trustees.  The shareholders elected John W. O’Halloran and John W. Ferris as Trustees of the Trust.  A total of 132,478,660 shares were represented at the meeting, either in person or by proxy, constituting 55.7% of the shares eligible to vote.  The voting results were as follows:

	For	Abstain	Against

John W. O’Halloran	126,759,120	2,641,094	3,078,367

John W. Ferris	127,136,288	2,900,091	2,442,281